111 West Monroe Street
Chicago, IL 60603-4080

T 312.845.3000
F 312.701.2361
www.chapman.com

July 13, 2011

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Filing Desk

Re:	Smart Trust, Strategic Growth & Income Trust (2011 Series G) (the “Fund”) (File No. 333-174899) (CIK# 1522943)

Ladies and Gentlemen:

     Transmitted herewith on behalf of Hennion & Walsh, Inc., sponsor, depositor and principal underwriter of the Fund, is Amendment No. 1 to the Registration Statement on Form S-6 for the registration under the Securities Act of 1933 (the “Act”) of units representing the ownership of interests in the Fund. The Registration Statement on Form S-6 relating to the Fund was initially filed with the Securities and Exchange Commission (the “Commission”) on June 15, 2011.

     In our opinion the Registration Statement does not contain disclosures which would render such Registration Statement ineligible to become effective pursuant to paragraph (a) of Rule 487 under the Act.

     In addition to Amendment No. 1 and the exhibits listed therein as being filed therewith, a memorandum reflecting changes from materials previously submitted is also submitted herewith. Additional changes in the Prospectus represent changes made to reflect certain corrections and minor alterations, the completion of various statements with information based on the Securities deposited in the Fund and the dates of record, distribution and evaluation, together with a list of the deposited Securities which will comprise the portfolio of the Fund, the Statement of Financial Condition and the Report of Independent Registered Public Accounting Firm. An effort has been made not only to indicate the changes by blacklining but also to list them in the memorandum setting forth changes.

     The trust agreement was entered into today and Securities (as defined in the trust agreement) have been deposited with the trustee. In connection therewith, the trustee has provided in the name of Hennion & Walsh, Inc., documentation for units of fractional undivided interest in the Fund, which documentation is being retained by the trustee for delivery after the effectiveness of the Registration Statement.

     We have appreciated the courtesy and cooperation of the members of the staff of the Commission. If you have any questions, please do not hesitate to contact Scott R. Anderson at (312) 845-3834 or Matthew W. Hoffman at (312) 845-3458.

Very truly yours,

CHAPMAN AND CUTLER LLP

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